Eun Ah Choi
Senior Vice President
Global Head of Regulatory Operations

August 19, 2026

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on August 19, 2026, The Nasdaq Stock Market LLC (the "Exchange") received from AfterNext Acquisition I Corp. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Units, each consisting of one Class A ordinary share, one right, and one redeemable warrant to acquire one Class A ordinary share

Class A Ordinary Shares, $0.0001 par value

Warrants

Rights

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

Eun Ah Choi